Exhibit 99.1

Voting Results of Grab’s Extraordinary General Meeting
At the extraordinary general meeting of shareholders (the “EGM”) of Grab Holdings Limited (the “Company”) held on March 24, 2026 Singapore time, the Company’s shareholders approved as a special resolution that the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Company’s Third Amended and Restated Memorandum and Articles of Association (the “Third Articles”) to increase the voting power of each Class B ordinary share from forty-five (45) votes to ninety (90) votes on all matters subject to vote at general meetings of the Company and to reflect other relevant changes.
Of the total votes validly cast, 85.9% voted for and 14.1% voted against the resolution. Therefore, the special resolution was passed and the Third Articles were adopted with effect from March 24, 2026.
About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 900 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.
Contact Details
For media enquiries: press@grab.com
For investor enquiries: investor.relations@grab.com